

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

November 3, 2009

Room 4631

James R. Giertz
Senior Vice President, Chief Financial Officer
H.B. Fuller Company
1200 Willow Lake Boulevard
St. Paul, Minnesota 55110

> **Re:** **H.B. Fuller Company**
> **Form 10-K for Fiscal Year Ended November 29, 2008**
> **Definitive Proxy Statement on Form 14A filed March 2, 2009**
> **File No. 001-09225**

Dear Mr.Giertz:

We have reviewed your response dated October 9, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended November 29, 2008

Item 15. Exhibits and Financial Statement Schedules, page 92

1. We note your response to comment ten in our letter dated September 11, 2009. The credit agreement and loan agreement filed as exhibits to the Form 10-Q for the quarterly period ended August 29, 2009 do not appear to contain all of the schedules to the agreements. Specifically, the filed credit agreement appears to be missing schedules 2.03, 3.01, 3.06, 6.01, 6.02, 6.04 and 6.08 and the filed loan agreement appears to be missing schedules 3.01, 3.06, 6.01, 6.02, 6.04 and 6.08. As previously requested, please file all of the schedules to the agreements. Please note that even if a schedule is blank, you should still file it.

James R. Giertz
H.B. Fuller Company
November 3, 2009
Page 2

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may direct questions to Chambre Malone, at (202) 551- 3262 or Dieter King at (202) 551-3338.

Sincerely,

Terence O'Brien
Accounting Branch Chief